[ARDMORE SHIPPING CORPORATION LETTERHEAD]

July 29, 2013

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Ardmore Shipping Corporation Registration Statement on Form F-1 (No. 333-189714)

Ladies and Gentlemen:

The undersigned registrant hereby requests that the effectiveness of the above captioned Registration Statement filed with the Securities and Exchange Commission (the “Commission”) on Form F-1 on June 28, 2013, as amended, be accelerated so that it will be made effective at 3:00 p.m. Eastern Daylight Time on July 31, 2013, or as soon thereafter as practicable, pursuant to Rule 461(a) of the Securities Act of 1933, as amended (the “Act”).

The undersigned registrant hereby acknowledges that (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the undersigned registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The undersigned registrant is aware of its obligations under the Act.

Should you have any questions regarding this request, please do not hesitate to contact Robert E. Lustrin at (212) 574-1420 or Andrei Sirabionian at (212) 574-1580 at Seward & Kissel, counsel to the Company.

[Signature Page to Acceleration Request to Follow]

Yours truly,

ARDMORE SHIPPING CORPORATION

By:	/s/ Paul Tivnan
Name:	Paul Tivnan
Title:	Chief Financial Officer, Secretary and Treasurer

July 29, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ardmore Shipping Corporation

Filed on Form F-1

Registration No. 333-189714

Ladies and Gentlemen:

In accordance with Rule 461 of promulgated under the Securities Act of 1933, as amended (the “Securities Act”), we, the representative of the several underwriters (the “Representative”), hereby join in the request of Ardmore Shipping Corporation (the “Registrant”), for acceleration of the effective date of the Registrant’s Registration Statement on Form F-1 (File No. 333-189714) (as amended, the “Registration Statement”), relating to the public offering of the Registrant’s common stock, par value $0.01 per share, so that the Registration Statement may be declared effective on July 31, 2013, at 3:00 p.m. Eastern Daylight Time, or as soon thereafter as practicable. The undersigned, as the Representative of the underwriters, confirm that they are aware of their obligations under the Securities Act.

In connection with the above-captioned Registration Statement and pursuant to Rule 460 under the Securities Act, we wish to advise that between July 22, 2013 and the date hereof, 2,789 copies of the Preliminary Prospectus dated July 22, 2013 were distributed.

The undersigned, as representative of the several Underwriters, has and will, and each Underwriter and dealer has advised the undersigned that it has and will, comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Signature page follows]

Very truly yours, MORGAN STANLEY & CO. LLC

Acting on behalf of itself and the several Underwriters.

MORGAN STANLEY & CO. LLC

By:	/s/ Don P. Devendorf
Name:	Don P. Devendorf
Title:	Executive Director